April 28, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Kansas City Life Insurance Company and
Kansas City Life Variable Life Separate Account
(File No. 333-49000)

Commissioners:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Account”), we have attached for filing Post-Effective Amendment No. 9 (the “Amendment”) to the Account’s Registration Statement on Form N-6 for the variable life insurance contracts specified therein (the “Contracts”).  The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), to make certain revisions to the fee table in the prospectus for the Contracts, including revisions responding to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on such fee table presentation.  The Company first discussed the fee table presentation with the Commission staff on April 15, 2008, and sent the Commission staff information about the proposed fee table revisions in e-mails dated April 18, April 21, and April 24, 2008.

The Amendment also includes current financial statements and updates other information in the registration statement.  The Company will provide Commission staff a copy of the Amendment marked against Amendment No. 8 to the Registration Statement.

As counsel who reviewed the Amendment, we represent that, except for the revisions to the fee table as discussed above, the Amendment does not contain disclosures that would otherwise render it ineligible to become effective pursuant to paragraph (b).

Pursuant to Rule 461 under the 1933 Act, the Company and the Contracts’ principal underwriter have submitted requests for acceleration of effectiveness of the above-referenced Registration Statement to May 1, 2008, or as soon thereafter as is reasonably practicable.  The acceleration request from the Company also includes “Tandy” representations.

If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 383-0590, or Pamela Ellis at (202) 383-0566.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

Attachments

cc:        Michelle C. Roberts, Esq.
Marc Bensing
Pamela K. Ellis, Esq.